UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the year period ended June 30, 2018.
☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hunt Mining Corp.
Full Name of Registrant

333-182072	445645500
SEC File Number	CUSIP Number

23800 East Appleway Avenue
Liberty Lake, Washington   99019
 (Address of principal executive office, including zip)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

We were unable to complete the analysis of our quarterly financial statements for the period ended June 30, 2018 by the prescribed due date.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Ken Atwood
(509) 290-5659

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

Yes          ☒          No          ☐

3.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes          ☐         No          ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stealth Technologies, Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of August, 2018.

Hunt Mining Corp.
(the "Registrant")

BY:	KEN ATWOOD
Ken Atwood
Chief Financial Officer